May 23, 2014

VIA EDGAR & EMAIL DELIVERY (DUNHAMC@SEC.GOV)

Michael Clampitt
Senior Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Four Oaks Fincorp, Inc.
Registration Statement on Form S-1
Filed April 4, 2014
File No. 333-195047

Dear Mr. Clampitt:

Four Oaks Fincorp, Inc. (the “Company”) hereby submits for filing with the Securities and Exchange Commission Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement has been revised in response to your comment letter dated May 1, 2014 (the “Comment Letter”) and to make certain other updates. The Company is providing the Staff with clean and blacklined courtesy copies of Amendment No. 1.

The Company is also providing the following responses to the Comment Letter. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, with the Staff’s comments presented in italics. Please note that all references to page numbers in the responses refer to the page numbers of Amendment No. 1.

Registration Statement on Form S-1 filed April 4, 2014 Cover Page

1.	Revise the first paragraph to disclose the number of outstanding shares as of the latest practicable date.

RESPONSE:

The Company has included the number of outstanding shares as of the latest practicable date in the first paragraph of the cover page of Amendment No. 1.

2.
Revise the third paragraph to disclose the latest date, including all extensions, that the offering will close. In addition, disclose that there is no minimum and that the offering is being sold by the Company’s officers.

Securities and Exchange Commission
May 23, 2014

RESPONSE:

The Company has revised the disclosure on the cover page (and corresponding disclosures on subsequent pages) of Amendment No. 1 to disclose the latest date, including all extensions, that the offering will close. The Company has also revised the disclosure on the cover page of Amendment No. 1 to disclose that there is no minimum subscription required to complete the offering and that the rights are being offered directly by the Company.

3.
Revise the last paragraph to disclose the ownership percentage that would cause “an ownership change” under Section 382(g) of the Internal Revenue Code of 1986. Provide an estimation of the number of shares that would cause this ownership change and, if your estimation varies depending on the success of your rights offering, provide estimations for a range of representative possibilities.

RESPONSE:

The Company has revised the disclosure on the cover page (and corresponding disclosures on subsequent pages) of Amendment No. 1. to disclose the ownership percentage that would cause “an ownership change” under Section 382(g) of the Internal Revenue Code of 1986 and to add a cross-reference on the cover page to the disclosure on pages 33 and 34 of Amendment No. 1 that describes the minimum and maximum number of shares that may be purchased by the standby investor depending on the success of the rights offering.

4.
Revise your cover page to disclose that subscriptions are irrevocable and address whether investors may revoke or change their subscriptions if the board of directors decides to extend, “amend or modify the terms of the rights offering for any reason,” as you note it may on page 9.

RESPONSE:

The third paragraph of the cover page of the Registration Statement included a statement that “[a]ll exercises of subscription rights are irrevocable.” The Company has revised the disclosure on the cover page (and corresponding disclosures on subsequent pages) of Amendment No. 1 to include a statement that subscriptions will remain irrevocable if the Company decides to extend, amend or modify the terms of the rights offering for any reason.

5.
Supplementally provide a legal analysis as to whether Mr. Lehman qualifies as an “underwriter,” as that term is defined by the Securities Act of 1933, and whether additional disclosure is required pursuant to Item 501(b)(3) of Regulation S-K.

RESPONSE:

The Company does not believe that Mr. Lehman is an underwriter (as defined in Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”)) in connection with (i) the shares of common stock he may acquire upon exercise of subscription rights distributed in the rights offering or (ii) the shares of common stock that he has acquired or may acquire under the Purchase Agreement, as defined below (collectively, the “Lehman Securities”), because Mr. Lehman has not acquired and will not acquire any of the Lehman Securities with a view to distribution but rather as principal for his own account.
Section 2(a)(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security,

Securities and Exchange Commission
May 23, 2014

or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.” In determining whether an investor is purchasing “with a view to . . . distribution,” relevant factors include the circumstances under which the investor received the securities, the relationship of the investor to the issuer, whether the investor is in the business of underwriting securities and whether under all the circumstances it appears that the investor is acting as a conduit for the issuer (see, e.g., Securities Act Forms Compliance and Disclosure Interpretation 214.02).

The Company is distributing to all holders of record, including Mr. Lehman, subscription rights to purchase shares of the Company’s common stock. The Company and Mr. Lehman entered into a Securities Purchase Agreement, dated March 24, 2014 (the “Purchase Agreement”), whereby Mr. Lehman agreed to act as the standby investor in order to maximize the amount of capital raised by the Company. On March 27, 2014, Mr. Lehman purchased 875,000 shares of common stock pursuant to the Purchase Agreement. These shares, and any other shares of common stock that he may acquire under the Purchase Agreement in his capacity as the standby investor, have been or will be issued by the Company in a bona fide private placement pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act. The Purchase Agreement contains representations by Mr. Lehman that (i) his purchase of securities thereunder is as principal for his own account and not with a view to, or for distributing or reselling such securities, and (ii) he does not presently have any agreement, plan or understanding with any person to distribute or effect any distribution of any of such securities. Mr. Lehman continues to hold all shares he has purchased under the Purchase Agreement.

Mr. Lehman is a private investor, is not in the business of underwriting securities, and is not a registered broker dealer. The Company expects its relationship with Mr. Lehman to be long-term and strategic in nature, with the Company benefiting from Mr. Lehman’s extensive experience in the banking industry. Mr. Lehman has not (and will not) receive a commission or any other remuneration from the Company if and when he sells any of the Lehman Securities, and the Company will not receive any proceeds from the sale of such securities by Mr. Lehman. Mr. Lehman is not acting as a conduit for the Company to distribute shares of its common stock as his acquisition of the Lehman Securities is as principal for his own account and not with a view to distribution on behalf of the Company. Based upon all of the circumstances of the rights offering and the standby offering, the Company respectfully submits to the Staff that (i) Mr. Lehman is not, nor should he be considered, an underwriter under Section 2(a)(11) of the Securities Act with respect thereto and (ii) no additional disclosure with respect to Mr. Lehman is required pursuant to Item 501(b)(3) of Regulation S-K.

Questions and Answers

What is the basic subscription privilege?, page 4

6.
Revise the last paragraph to explain that if Mr. Lehman completes his anticipated purchases, existing holders will experience significant dilution even if they exercise their basic subscription rights.

RESPONSE:

The Company acknowledges the Staff’s comment. However, with respect to Mr. Lehman’s anticipated purchases, the Company respectfully advises the Staff that existing shareholders will not experience significant dilution if they exercise their basic subscription rights. If a shareholder exercises his basic subscription rights, he will own the same percentage or, if he subscribes for additional shares pursuant to his oversubscription privilege and we accept such subscription, a higher percentage of the

Securities and Exchange Commission
May 23, 2014

Company’s outstanding shares of common stock than he owned before the offering in all circumstances. Mr. Lehman’s commitment under the Securities Purchase Agreement, including his right of first refusal to purchase an additional 6,000,000 shares, cannot exceed the number of shares of common stock remaining unpurchased after shareholders exercise their basic subscription rights. Therefore, the Company has not made the requested revision to Amendment No. 1.

What is the standby offering to the standby investor?, page 5

7.
Revise to clarify what triggers the “right of first refusal”, e.g., any future offering of equity by the company. If this is the case, disclose if the company has any plans for any equity offerings in the next twelve months. In addition, disclose the registration and piggyback registration rights and disclose the first date Mr. Lehman can demand registration and the number of shares that he can register for resale.

RESPONSE:

The Company respectfully advises the Staff that exercise of the “right of first refusal” is within Mr. Lehman’s discretion and may only occur as part of the standby offering. The “right of first refusal” is not connected to shares that may be offered in a future offering of equity by the Company. The Purchase Agreement separately provides Mr. Lehman the right to purchase securities in future offerings of equity by the Company under certain circumstances. Accordingly, the Company has revised the disclosure on pages 5 and 6 of Amendment No. 1 to include a description of such provision and to disclose that it does not have any plans for any equity offerings in the next twelve months. In addition, the Company has added disclosure on page 6 of Amendment No. 1 regarding Mr. Lehman’s registration and piggyback registration rights, the first date Mr. Lehman can demand registration, and the number of shares that he can register for resale.

Are there limits on the number of shares of common stock I may purchase in the rights offering?, page 6

8.
We note that both of the conditions in your first paragraph apply to the oversubscription privilege. Revise to disclose the percentage currently left blank in condition (ii) and supplementally explain any distinction between conditions (i) and (ii), as they appear to be largely repetitive. Make corresponding revisions to pages 12 and 37 as necessary.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised pages 6, 12, and 26 of Amendment No. 1 to remove condition (ii), which is repetitive of condition (i).

Will our officers and directors be exercising their subscription rights?, page 7

9.
Revise your first sentence to also disclose the total number of shares that your directors and officers, together with their affiliates, could purchase in this offering. Make corresponding revisions to your disclosure on page 39.

Securities and Exchange Commission
May 23, 2014

RESPONSE:

The Company has revised the disclosure on pages 7 and 28 of Amendment No. 1 to disclose the total number of shares that the Company’s directors and officers, together with their affiliates, are entitled purchase in the rights offering by exercising their respective basic subscription privileges.

What agreements do we have with the standby investor and will he receive any compensation for his commitment?, page 7

10.	Revise to disclose the amount that the Company has agreed to pay, i.e., $1.2 million.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the amount that it has agreed to pay to the standby investor as described in the first sentence of the first paragraph on page 8 of Amendment No. 1 is not currently determinable but is expected to be insignificant. Accordingly, the Company has revised the disclosure on page 8 (and corresponding disclosures on subsequent pages) of Amendment No. 1 to add a sentence noting that it expects any such cash payment or other equitable arrangements to be minimal, if any.

How many shares will the standby investor own..., page 8

11.
Noting that there is no minimum, revise the table to present scenarios showing 0%, 25%, 50% and 100% subscriptions excluding the standby investor and change the second and third line items to be, “Minimum required purchase by standby investor” and “maximum allowable purchase by standby investor.”

RESPONSE:

The Company has revised the disclosure on page 8 and pages 33 and 34 of Amendment No. 1 to present scenarios showing 0%, 25%, 50% and 100% subscriptions excluding the standby investor and changed the second and third line items to be, “Minimum required purchase by standby investor” and “maximum allowable purchase by standby investor.”

Summary, page 11

12.
We note that you are in partial compliance with the written agreement which you entered in May 2011 and that a material failure to comply with the terms of this agreement could subject you to additional regulatory actions or further restrictions. Please disclose whether you are currently materially in compliance with the terms of your written agreement and, if not, specify the outstanding issues which need to be addressed in order to become materially in compliance with the terms of your written agreement.

RESPONSE:

The Company has revised the disclosure on page 11 of Amendment No. 1 to disclose that it is currently in partial compliance with the terms of its written agreement and to specify the outstanding issues needed to be addressed in order to become materially in compliance with the terms of its agreement.

Securities and Exchange Commission
May 23, 2014

The Rights Offering, page 12

13.	Revise the subsection for “Use of Proceeds” and disclose the amount of the proceeds that will be pushed down to the subsidiary bank.

RESPONSE:

The Company has revised the subsection for “Use of Proceeds” on pages 12 and 20 of Amendment No. 1 to disclose the amount of the proceeds that will be retained by the Company and that the remainder will be used to provide additional capital for the subsidiary bank and for general corporate purposes.

Risk Factors, page 14

The Standby Offering is subject to conditions..., page 14

14.	Revise to disclose the first closing and clarify if failure to meet any conditions may impact the shares already sold.

RESPONSE:

The Company has included disclosure on page 14 of Amendment No. 1 regarding the first closing and clarifying that failure to meet the conditions to closing will not have any impact on the shares already sold.

The standby investor may have significant voting power, page 15

15.
Consider revising to disclose that the standby investor has already exerted significant control over you and your board of directors and that such control may continue to be imposed over your business operations and beyond shareholder voting matters.

RESPONSE:

The Company has revised the disclosure on pages 15 and 16 of Amendment No. 1. to disclose that the standby investor may have significant influence over the Company’s business and that the Company has sought and will likely continue to seek the standby investor’s input on significant operational matters given his strategic investment in the Company and his experience in the banking industry.

We may not be able to realize the benefit of our net operation losses deferred tax asset, page 16

16.
Please advise whether your board of directors or executive officers is aware of any party other than Mr. Lehman who intends to acquire a significant ownership percentage of your stock, now or in the future.

Securities and Exchange Commission
May 23, 2014

RESPONSE:

The Company respectfully acknowledges the Staff’s comment. Neither the Company’s Board of Directors nor any of its executive officers is aware of any party other than Mr. Lehman who intends to acquire a significant ownership percentage of its stock, now or in the future.

Use of Proceeds, page 20

17.	Indicate the order of priority of your use of proceeds and discuss your plans if substantially less than the maximum proceeds are obtained. Refer to Instruction 1 to Item 504 of Regulation S-K.

RESPONSE:

The Company has revised the disclosure on page 20 of Amendment No. 1 to indicate the order of priority for its use of proceeds and disclose its plans if substantially less than the maximum proceeds are obtained.

Capitalization, page 21

18.
We note your disclosure on page 8 and 45 describing four potential different scenarios that may occur related to your common stock ownership depending on the number of subscription rights that are exercised by shareholders and the number of shares purchased by the standby investor under the Securities Purchase Agreement, including the standby investor’s decision on whether to exercise his right of first refusal to purchase additional shares, if permissible. We further note that the capitalization table on page 21 appears to show the pro forma effect of the offering based on Scenario #1. To the extent the different scenarios result in materially different pro forma capitalization, please revise your introductory paragraph to adequately explain these four different scenarios and revise your presentation to include additional tabular information that gives effect to each of these different scenarios.

RESPONSE:

The Company has revised the introductory paragraphs to the capitalization tables on pages 21-23 and included additional tabular information that gives effect to each of the potential difference scenarios presented on page 8 and pages 33 and 34 of Amendment No.1.

19.
Please revise the capitalization table to clearly disclose the discrete impact of the Offering and the Asset Resolution Plan. You may include two additional columns presenting all pro forma adjustments on a gross basis, with the first additional column to arrive at “Pro Forma for Offering” and the second to arrive at “Pro Forma for Offering and Asset Resolution Plan”. Please also include footnotes that clearly explain any significant adjustment and the assumptions involved. Alternatively, provide an enhanced narrative description of the effects of the transactions including, but not limited to, the assumed charge due to the Asset Resolution Plan.

RESPONSE:

The Company has revised the capitalization tables on pages 21-23 of Amendment No. 1 to include two additional columns presenting all pro forma adjustments, with the first additional column arriving at “Pro Forma for Offering” and the second arriving at “Pro Forma for Offering and Asset Resolution Plan.”

Securities and Exchange Commission
May 23, 2014

The Company has revised the introductory paragraphs to provide an enhanced narrative description of the effects of the transactions.

Financial Advisor, page 42

20.
Noting that Sandler will receive a fee based partly on the amount raised in the rights offering, provide a legal analysis as to why, under Securities Act section 3(a)(11) [sic], Sandler is not an underwriter.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment. Section 2(a)(11) of the Securities Act defines “underwriter” as follows:

The term “underwriter” means any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking; but such term shall not include a person whose interest is limited to a commission from an underwriter or dealer not in excess of the usual and customary distributors' or sellers' commission. As used in this paragraph the term “issuer” shall include, in addition to an issuer, any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control with the issuer.

In March 2013, the Company engaged Sandler to work with management and the board as the Company’s financial advisor to assess the Company’s strategic alternatives and to assist the Company in analyzing, structuring, negotiating and affecting a business combination or other strategic alternative involving one or more third parties. As financial advisor, from March 2013 through October 2013, Sandler reviewed the Company’s current business and financial condition, worked with management and the board to evaluate strategic alternatives, performed financial and other analysis of the Company and certain other parties in the context of a possible business combination, advised and counseled the board and management on recent merger and acquisition trends, tactics, terms and values and on the structure of any proposed business combination, and assisted the Company in its determination of appropriate and desirable values to be exchanged in a business combination.

In October 2013, the Company was approached by the private investor described in the Registration Statement, regarding an investment in the Company and entered into a letter of intent with the private investor. In November 2013, in connection with the proposed purchase by the private investor, Sandler entered into an amended engagement with the Company to provide (i) for a financial advisory fee in connection with the proposed transaction with the private investor and (ii) a “reasonableness opinion.” Even though Sandler was not engaged to participate in any way in the rights offering, Sandler agreed to calculate the amount of its financial advisory fee in its amended engagement letter based on the amount raised in a rights offering contemplated by the Company in connection with the securities purchase agreement. Sandler and the Company wanted to make sure that the Company had sufficient capital and liquidity to pay the advisory fee.

From November 2013 to March 24, 2013, the Company, with the assistance of Sandler, negotiated and finalized a securities purchase agreement between the Company and the private investor. With the execution of the securities purchase agreement on March 24, 2014 and Sandler’s delivery of its reasonableness opinion on such date, Sandler completed all of its financial advisory services to the Company and was not retained to provide any further services with respect to the offering.

Securities and Exchange Commission
May 23, 2014

Sandler’s services have been consistent with its role as a financial advisor. Sandler is not offering, purchasing or selling the securities offered in the rights offering. It has not identified, met with or solicited any investors and will not engage in such activities in connection with the rights offering. In addition, it has not entered into an underwriting agreement or placement agency agreement with the Company, nor has it agreed to act in those roles. Sandler will not receive any payments, discounts or commissions from any underwriters. Furthermore, Sandler has not in fact participated in and will not participate in the selling effort in any capacity, other than to comment on the portions of the offering materials which refer to the advisory services previously provided by Sandler. Sandler has not participated and will not participate in either the pricing of the securities being offered or the drafting of the prospectus, except as noted. Furthermore, Sandler has not undertaken any underwriting risk.

Sandler’s services were completed on March 24, 2014, before the filing of the Registration Statement and the commencement of the rights offering. At that time, Sandler was entitled to receive its fee for delivery of the reasonableness opinion, as well as a portion of the aggregate purchase price of the securities sold. As discussed above, the variable portion of the fee, which is significantly less than a typical underwriter discount or private placement agent commission, was viewed by Sandler as an equitable arrangement after taking into account the Company’s then-current capital constraints and its ability to pay upon completion of the proposed offering.

The Securities Purchase Agreement, page 45

21.
Revise to add a subsection for the “Background of the Agreement” and include when and why the Board decided to raise capital in this manner as opposed to other means, whether the Company approached Mr. Lehman or otherwise, who met with Mr. Lehman initially, who negotiated the terms of the Agreement particularly the Restricted Stock Plan, and, any other material terms. In this regard, revise the first paragraph to disclose that the discussion under “The Securities Purchase Agreement” includes all materials terms of the Agreement.

RESPONSE:

The Company has revised the disclosure on page 33 of Amendment No. 1 to add a subsection for the “Background of the Securities Purchase Agreement” and has revised the first paragraph of the section to disclose that the discussion under “The Securities Purchase Agreement” summarizes all material terms of the Purchase Agreement.

22.
We note your summary of the terms of the Securities Purchase Agreement. Revise to additionally summarize the effect that the Securities Purchase Agreement has or will have on your business. This summary should address the level of control that Mr. Lehman may exert, and already has exerted, on your business operations as well as the recent changes, and proposed changes, to your business operations.

RESPONSE:

The Company has revised the disclosure on page 34 of Amendment No. 1 to summarize the effect that the Securities Purchase Agreement will have on its business, addressing the level of control that Mr. Lehman may exert on its business operations as well as the proposed changes to its business operations. The Company respectfully advises the Staff that there have been no recent changes to its business and that Mr. Lehman has not exerted control over its business operations.

Securities and Exchange Commission
May 23, 2014

Additional Agreements with the Standby Issuer, page 46

23.
Revise your discussion of the Asset Resolution Plan to disclose that as a result you “believe that it may be necessary to dispose of [these assets] at prices lower than their current estimate market values” and the implications that follow.

RESPONSE:

The Company has revised the discussion of the Asset Resolution Plan on page 35 to disclose that the "portion of assets identified within the Asset Resolution Plan that are subject to outright disposition will likely be disposed or at prices lower than their current estimated market values" and the implications that follow.

24.
Revise the second paragraph to disclose the estimated or range of shares that may be issued and disclose the officers names and amount of shares or percentage that they will be initially issued. Additionally, disclose whether the Plan requires shareholder approval.

RESPONSE:

The Company revised the second paragraph of the section to disclose the range of shares that may be issued under the Restricted Stock Plan. The Company acknowledges the Staff’s comment regarding the amount of shares or percentage that officers will be initially issued. However, the amount of shares or percentage that the officers will be initially issued has not yet been determined. The Company has revised the second paragraph to reflect this fact. The Company has also revised the second paragraph to disclose that the Restricted Stock Plan does not require shareholder approval.

Part II. Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

25.
Revise to disclose your sale of 875,000 shares of common stock to the Standby Investor on March 27, 2014 and the exemption claimed under Regulation D. Supplementally confirm that you have disclosed all other necessary sales of unregistered securities within the past three years as is required by Item 701 of Regulation S-K. Please note that Form S-1 does not allow Part II information to be incorporated by reference. Refer to General Instruction VII to Form S-1.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment. The Company has included disclosure on page II-2 of Amendment No. 1 regarding the sale of 875,000 shares of common stock to the standby investor on March 27, 2014 and the exemption claimed under Regulation D. The Company confirms that no other sales of unregistered securities required to be disclosed by Item 701 of Regulation S-K have occurred within the past three years.

Item 17. Undertakings

26.	Revise to include the undertaking required by Item 512(e) of Regulation S-K.

Securities and Exchange Commission
May 23, 2014

RESPONSE:

The Company acknowledges the Staff’s comment. However, the Company respectfully advises the Staff that it does not believe the undertaking required by Item 512(e) of Regulation S-K must be included in Amendment No. 1 since neither the Registration Statement nor Amendment No. 1 specifically incorporates by reference in the prospectus all or any part of the annual report to security holders meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934. Accordingly, the Company has not made the requested revision to Amendment No. 1.

Exhibits.

27.	Please file all outstanding exhibits with your next amendment.

RESPONSE:

The Company has filed all outstanding exhibits with Amendment No. 1.

If we can be of further assistance in facilitating your review of the above responses, please do not hesitate to contact me by phone at (919) 963-1130.

Sincerely,

/s/ Nancy S. Wise

Nancy S. Wise
Executive Vice President and Chief Financial Officer

cc:    Securities and Exchange Commission
Benjamin Phippen
Amit Pande
Christopher Dunham

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
Geoff W. Adams
Amy S. Wallace